Acacia Research Corporation
500 Newport Center Drive
Newport Beach, CA 92660

October 28, 2009

VIA FACSIMILE (703) 813-6981 AND EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:  David Edgar, Staff Accountant

Re:	Acacia Research Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008 Filed
February 26, 2009
File No. 000-26068
Responses to United States Securities and Exchange Commission Staff (“Staff”) comments made by Letter dated September 15, 2009

Dear Mr. Edgar:

Set forth below are the responses of Acacia Research Corporation (“we,” “our” or “us”) to Staff comments made by letter dated September 15, 2009 (the “Comment Letter”), in connection with the Company’s Form 10-K for the Fiscal Year Ended December 31, 2008 Filed February 26, 2009 (File No. 000-26068) (the “Form 10-K”).  The Company’s responses are preceded by a reproduction of the corresponding Staff comments as set forth in the Comment Letter, and each response contains a reference to the page number(s), as applicable, where the responsive information may be found in the Form 10-K.

Form 10-K for the Year Ended December 31, 2008
Consolidated Financial Statements
Notes to Consolidated Financial Statements
2.  Summary of Significant Accounting Policies
Revenue Recognition, page F-9

1.
We note your response to prior comment number 5 and it remains unclear to us how you have concluded that the settlement element qualifies as a revenue element.  Absent a persuasive conclusion that both deliverables are revenue elements within the scope of EITF 00-21, the allocation guidance in EITF 00-21 may be useful to determine how to allocate consideration paid among revenue or non-revenue elements using relative fair values.  Where one of the elements of the arrangement cannot be valued, such as the settlement element, it may be appropriate to use a residual approach and determining the fair value of the license element using a reasonable valuation methodology.  Your response indicates that you do not have objective evidence of fair value of the deliverables in the arrangements.  However, it would appear that you do enter into arrangements that include the license of patented technologies.  Please tell us how you considered these arrangements when concluding that you do not have objective evidence of fair value of the license element.

October 28, 2009

Company Response:

We respectfully submit that the licenses, releases and settlements qualify as revenue elements as contemplated by CON 6.  However, before we discuss the reasons for our conclusion, we believe it would be helpful to clarify our business and the relatively nascent industry in which we operate, as some of our operating practices and activities and related financial reporting are unique to our industry.

Our sole business is the acquisition and subsequent monetization of patented technologies via the licensing and enforcement of such patented technologies.  In this regard, our operating subsidiaries acquire patented technologies from third parties, typically the original patent owner, for the sole purpose of generating cash flows from such patented technologies via grants of combined licenses, retroactive licenses and releases from claims (hereinafter, “licenses and releases”) to users of the patented technologies that we have acquired and own the rights to.  Our operating subsidiaries do not manufacture or sell any products nor do they provide any services, and we do not generate or own any internally developed patented technologies.  Instead, we acquire patented technologies from third parties, identify users of such patented technologies that are potentially infringing upon the acquired patented technologies, and license and enforce the acquired patented technologies with respect to the unauthorized use.  The cash flows realized by our operating subsidiaries are generated solely by the fees our operating subsidiaries receive for grants of licenses and releases to users of our acquired patented technologies and other related enforcement activities.  The realization of license fees in exchange for grants of licenses and releases is not tangential or incidental to our operations, but rather is our core, major and central operation.

In connection with the conduct of our unique business, it is often necessary to file patent infringement litigation against users of our patented technologies as part of our licensing and enforcement activities.  In many situations, the filing of patent infringement litigation is the only way to bring infringers of our patented technologies to the negotiating table.  Typically, we are able to negotiate with defendants in the litigation and to execute arrangements granting licenses and releases and providing for the settlement of all outstanding claims associated with the litigation that we initially filed.  Such arrangements include a settlement component only in situations where we have filed patent infringement litigation and reached a negotiated license and release arrangement out of court.  That is, in situations where we negotiate a license and release arrangement without filing litigation, there is no settlement associated with such arrangement.  Essentially, the settlement component is only necessary to dismiss and resolve, administratively, the litigation previously filed by us.  The filing of patent infringement litigation is simply a mechanism employed by us in connection with the operation of our primary business and is used to motivate potential licensees, that we believe are using our patented technologies, to negotiate license and release arrangements with us.

The filing of litigation in connection with the licensing and enforcement of our patented technologies is core to, and a significant aspect of, our primary business, given the unique industry in which we operate.  Unlike many other industries or businesses, the filing of patent infringement litigation in connection with the licensing and enforcement of our patented technologies is a key and customary part of our primary, ongoing, major and central operations, rather than a tangential part thereof.  In many cases, potential infringers of the patented technologies we acquire will not engage in license and release discussions with us without the filing of an infringement lawsuit.  For example, in 2008 and 2009 over 90% of the license and release arrangements entered into by us were done in connection with situations where we determined that it was necessary to initiate patent infringement litigation with potential infringers of the patented technologies we own.  The costs associated with litigation are a significant component of our operating costs.  Contingent legal fees and patent-related legal expenses, which combined are the primary component of the cost of revenues reflected in our most recent statement of operations, were 32% of operating costs for the six months ended June 30, 2009 and 28% of operating costs for the year ended December 31, 2008.

October 28, 2009

Consistent with our primary business of licensing and enforcing patented technologies, we negotiate arrangements with licensees granting combined licenses and releases without the filing of patent infringement litigation, and we negotiate arrangements with licensees granting combined licenses and releases in situations where we do file patent infringement litigation.  As such, whether we deem it necessary to resort to litigation in connection with our licensing and enforcement activities, the substance of any resulting negotiated arrangement is the same in both instances, in that we negotiate fees for the granting of licenses and releases in each situation.  Our cash flows are generated from this primary business activity.

Our business can be distinguished from other more traditional types of businesses that manufacture or sell products or services, and in connection therewith, own internally developed technologies and intellectual property, including patents, that a competitor may infringe.  These businesses may enter into license agreements and realize licenses fees for past and future use of the infringed patents via litigation or without litigation.  However, in this scenario, the realization of cash flows related to such patents is incidental or tangential to the primary business of the company (i.e., manufacturing, sales, etc.) and thus may not be considered operating revenue under CON 6.  We believe that our business and the nature of the cash flows received by us as a result of our revenue-generating licensing and enforcement activities, pursuant to CON 6, can be distinguished from the traditional types of businesses described above as follows:

•
Our ongoing major and central operation from which we generate cash flows is the acquisition, licensing and enforcement of patented technologies for the sole purpose of generating cash flows in connection with the granting of licenses and releases for past, current and future use of our patented technologies.  This result is achieved via the execution of license and release or license, release and settlement arrangements, as applicable, where we receive fees in consideration for the licenses and releases granted.

•	We acquire patented technologies from third parties for the sole purpose of monetizing such patented technologies through our licensing and enforcement activities.

•
We grant licenses and releases in our arrangements, irrespective of whether litigation was filed or not.  Given the nature of the unique industry in which we operate, in the majority of cases, we find it necessary to file patent infringement litigation in conjunction with our efforts to negotiate a reasonable fee for the licenses and releases granted for the use of our patented technologies.  In 2008 and 2009, over 90% of the license and release arrangements executed were done in connection with situations where we determined that it was necessary to initiate patent infringement litigation with potential infringers of the patented technologies we own.  The filing of litigation in connection with the licensing and enforcement or our patented technologies is core to, and a significant aspect of our primary business, given the unique industry in which we operate.  As summarized above, contingent legal fees and patent related legal expenses are a significant component of our cost of revenues and overall operating expenses.

October 28, 2009

•
Essentially, the settlement component is only necessary to dismiss and resolve, administratively, the litigation previously filed by us.  However, regardless of whether patent infringement litigation is used to accelerate negotiations or enhance our negotiating position, we strive to negotiate arrangements with licensees to grant combined licenses and releases.  The substance of the resulting negotiated license and release arrangements is the same whether the litigation process is used or not.  Furthermore, since these activities constitute our ongoing major and central operations, it is irrelevant whether the license and release is for past infringement or prospective use of our intellectual property.

•
We acquire all of our patented technologies from unrelated third parties for the sole purpose of monetizing such patented technologies via our licensing and enforcement activities.  We do not internally create or develop any patented technologies and hence, we do not incur any science or technology related research and development costs associated with the acquired technologies.  The realization of fees in exchange for grants of licenses and releases, with or without the filing of litigation, is not tangential or incidental to our operations, but rather is our core, major and central operation.

•	The licenses and releases are negotiated and priced as one combined group of rights to use the patented technologies acquired and owned by us, and are not negotiated or priced separately.

•	The filing of infringement litigation to the granting of combined license and releases through the negotiation and agreement execution process represents the culmination of a single earnings process.

•
All cash flows generated in connection with our licensing and enforcement activities and the granting of licenses and releases represent a negotiated fee for the use of our patented technologies for all periods contemplated in the arrangement.

•
The lump-sum license fees paid by licensees as consideration for the combined licenses and releases granted by us result from negotiations between us and the licensee for the combined licenses and releases included in the arrangement.  The payment for the licenses and releases is a negotiated, single lump-sum amount for all deliverables included in the arrangement, and none of the deliverables are bargained for, negotiated, or priced separately.  Further, each arrangement with each licensee results from a separate and distinct negotiation process taking into account numerous factors associated with the unique profile of the specific licensee, such as the extent of use of the technology by the licensee in its products or services, the timing of the negotiations with the licensee, whether there is any pending litigation, the stage of litigation, if any, the nature of the technology and numerous other factors.  Further, we do not enter into arrangements with licensees where we are only granting licenses for future use of any of our patented technologies for a separately negotiated license fee and, as a result, we do not have objective verifiable evidence of the fair value of the licenses granted in our arrangements or a history of granting stand-alone licenses for future use for any of our patented technologies for a separately negotiated license fee.  Conversely, all of our revenue arrangements include the granting of combined licenses and releases as multiple deliverables included in the arrangement on a combined basis, not separately.  There is no allocation substantively or contractually between any of the individual deliverables identified in our arrangements.

October 28, 2009

Per paragraph 78 of Con 6, revenues are inflows or other enhancements of assets of an entity from delivering or producing goods, rendering services, or other activities that constitute the entity’s ongoing major or central operations.  Our ongoing, major and central operation is the licensing and enforcement of acquired patented technologies for the sole purpose of realizing cash flows from grants of licenses and releases in exchange for the receipt of lump-sum payments from users of our patented technologies.  We have no other business.  As such, we believe that the realization of cash flows from the granting of licenses and releases constitute revenues to us as contemplated by paragraph 78 of Con 6.

Consideration of EITF 00-21:  As indicated above and in our prior correspondence with the Staff, we respectfully submit that all cash flows generated from our licensing and enforcement activities and related arrangements granting licenses and releases to users of our patented technologies, which represent our primary business, are revenues pursuant to CON 6.  We further submit that all of these revenue elements constitute one unit of accounting pursuant to the guidance set forth in EITF 00-21 as discussed with Mr. David Edgar telephonically on October 14, 2009.  Accordingly, we believe that no further evaluation of EITF 00-21 is considered necessary.

2.	Please tell us whether the minimum upfront payments discussed in prior comment number 16 are refundable or nonrefundable.

Company Response:

The minimum upfront payments are nonrefundable.

3.
We note your response to prior comment 7 and it remains unclear to us why the revenue recognition policy for the upfront minimum license fees differs from the recognition of the perpetual license fees.  Although the time periods in these arrangements differ there is no remaining performance obligation in either arrangement subsequent to the delivery of the license.  Please explain to us in greater detail why you believe that the revenue recognition pattern differs when there is an upfront minimum license fee versus a perpetual license fee.

October 28, 2009

Company Response:

We offer non-exclusive, perpetual licenses for the use of intellectual property.  We also offer non-exclusive, short-term (one-year duration) licenses with minimum upfront license fee payments for the use of intellectual property.  To understand the accounting policy selected and consistently applied to our minimum upfront licenses (hereinafter, “term licenses”), it may be helpful to understand the background, facts and circumstances considered upon initial adoption of the policy.

The policy currently applied to our term licenses was adopted in the first quarter of 2003 when we began executing term license agreements with licensees of one of our patent portfolios.  Prior to 2003, we did not enter into such arrangements, and only had experience with executing perpetual license revenue arrangements.  The following factors and considerations contributed to the selection of the current accounting policy for term license revenue arrangements:

•
The agreements provide for an upfront minimum annual license fee payment, with a potential for additional license fees for the same annual period based on actual activities during each one-year license period.  The license is granted for a one-year period and can be renewed by the licensee each year upon payment of the upfront annual license fee payment.

•
We considered whether there would be any additional involvement or effort associated with the annual licenses during the annual license term.  Upon adoption of the current policy, it was estimated that some level of continuing involvement, support and interaction with the term licensees during each annual term would be necessary in connection with the monitoring of licensed activity, licensee support regarding covered activities and terms and conditions of the agreements, updates regarding licensee activity, and invoicing for additional license fee charges.  We had no history to draw from and hence, we did not have sufficient evidence to conclude or estimate that the extent of involvement or effort associated with the annual licensees during the license term would be insignificant or not be considered significant in nature.

•
We considered SAB TOPIC 13 which indicated that if there is no separate earnings process associated with the payment of an up-front fee, the fee should be deferred and recognized over the period the earnings process is completed, or the performance period.  Based on the guidance set forth in SAB TOPIC 13 and paragraph 84(d) of CON 5, “[i]f services are rendered or rights to use assets extend continuously over time (for example, interest or rent), reliable measures based on contractual prices established in advance are commonly available, and revenues may be recognized as earned as time passes.”  Further, SAB TOPIC 13 provides for the amortization of nonrefundable minimum upfront fees over the applicable benefit period.  As we had no history with these types of arrangements, we could not reliably estimate that additional activities on our part regarding the license grant would not be required throughout the duration of each annual term.  As such, the policy of deferring and amortizing over each relatively short one-year annual term was adopted and consistently applied.

October 28, 2009

As outlined above, in 2003, we concluded that the revenue recognition pattern differs when we convey the right to use the intellectual property for a relatively short, one year period of time versus a perpetual license.  As such, we apply different revenue recognition models to these arrangements based on the following:

ONE-YEAR TERM LICENSE	PERPETUAL LICENSE
The licensee has the right to use the intellectual property over a relatively short, one-year period of time.	The licensee has the perpetual right to use the intellectual property.
An arrangement whose duration is shorter than the life of the intellectual property has attributes similar to an operating lease because the rights to use the property will lapse before the end of the property’s useful life.  The arrangements are in substance the “renting” of intellectual property over annual periods of time, and can be terminated by no longer satisfying the annual payment.  This is similar to a non-cancelable annual operating lease arrangement and is an indicator the obligation to provide the intellectual property is effectively satisfied over a period of time.

An arrangement whose duration is for the life of the intellectual property has an attribute similar to a product sale—neither the licensees’ right to use the intellectual property nor its ownership of the rights granted revert back to the owner after a relatively short limited period of time.  The arrangements are in substance the sale of a product because the term is perpetual.  There are no refund rights after the up-front payment is made; accordingly, this is an indicator the licensee has effectively purchased the use of the intellectual property.

The annual license period represents an insignificant portion of the life of the intellectual property.	The period of the intellectual property right is the life of the property.

In connection with our response, we considered the letter dated March 10, 2000, from Lynn E. Turner, former Chief Accountant of the Commission, sent to PricewaterhouseCoopers LLP and copied to the remainder of the then “big five” accounting firms, addressing certain SAB 101 matters.  In the letter, Mr. Turner indicates that the staff believes that the operating lease model is an acceptable alternative for accounting for certain license arrangements similar to ours.

The accounting policies and the estimates and judgments associated with our term licenses and perpetual licenses have been disclosed to our financial statement readers and have been consistently applied since 2003.  We believe that the accounting policy applied to our term licenses, based on the facts and circumstances that existed at the time of adoption, is reasonable, appropriate, supportable and one of the acceptable alternatives for accounting for these types of arrangements.

Proposed Change in Accounting Policy:

We continue to periodically evaluate our revenue recognition policies.  We note the specific portion of the Staff’s comment above regarding the fact that, although the time periods in these arrangements differ, there is no remaining performance obligation in either revenue arrangement subsequent to the delivery of the license.  We also note that in the letter referenced above from Mr. Turner, he indicates that the staff will not object to full revenue recognition upon delivery of the licenses, provided all other performance criteria have been met.

October 28, 2009

Subsequent to our original determination, which was based on reasonable estimates and judgments, of the level of ongoing involvement with term licenses, and consideration of our experience and history with term licenses since our initial adoption of the policy for term licenses in 2003, we currently believe that we have sufficient evidence to conclude that there are no remaining involvement or performance obligations associated with our term licenses subsequent to the delivery of the license, consistent with our perpetual license arrangements.  As such, we intend to change our accounting policy for our term license arrangements to recognize revenue when delivery of the license has occurred and when all other revenue recognition criteria have been met.

We believe that this alternative method of accounting is preferable to the operating lease model currently applied as it provides a consistent approach to accounting for all of our license arrangements with similar significant terms and conditions and more closely reflects the culmination of the earnings process associated with these revenue arrangements.  We will work with our independent registered public accounting firm to determine whether a preferability letter can be issued regarding the contemplated change in accounting policy.  Assuming such policy change is deemed preferable, we expect that this change will be accounted for through retrospective application of the new accounting policy as of the beginning of fiscal 2009.  We have determined that the effect of applying the new accounting policy to term licenses in periods prior to fiscal 2009 would not be material.  Accordingly, our consolidated financial statements for years prior to 2009 are not expected to be retroactively restated for this change in accounting policy.

Form 10-Q for the Quarterly Period Ended June 30, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Cash Flows from Operating Activities, page 17

4.
We note that your discussion of cash flows from operating activities is essentially a recitation of the reconciling items identified on the face of the statement of cash flows.  This does not appear to contribute substantively to an understanding of your cash flows.  Rather, it repeats items that are readily determinable from the financial statements.  When preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers that affect these cash flows.  These disclosures should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows.  For example, we note that your current disclosure does not explain significant changes in working capital accounts such as accounts receivable and deferred revenues.  Please tell us how you considered the guidance in Section IV.B.1 of SEC Release 33-8350.

October 28, 2009

Company Response:

In connection with our discussion of operating cash flows, we intended to highlight the period to period impact of fluctuations in the sources of cash, or cash receipts from licenses, and uses of cash, or payments to contingency law firms, inventors and vendors, as the primary reason for the fluctuation in working capital from December 31, 2008 to June 30, 2009 (refer to page 17, “Liquidity and Capital Resources,” of Form 10-Q for the Quarterly Period Ended June 30, 2009, hereinafter, “Form 10-Q”).  We also highlighted the change in accounts receivable from December 31, 2008 to June 30, 2009.  We did not repeat the discussion of the impact of the increase in deferred revenues and deferred costs on working capital in the liquidity and capital resources section, as it was included in MD&A earlier, in connection with our discussion of license fees for the periods presented (refer to page 15 of Form 10-Q).  In future filings, we will enhance disclosures by either repeating disclosures in the liquidity and capital resources section to clarify the impact of current operations on working capital and/or by providing more effective cross referencing of relevant information between sub-sections within MD&A.  We will also expand disclosure in the liquidity and capital resources section to more effectively describe the changes in working capital, and rely less on information that can be gathered from the financial statements included in our periodic filings.

*  *  *  *  *

Should you have any questions regarding the responses set forth herein, or require any additional information, please do not hesitate to contact me at (949) 480-8300, or Mark Skaist, the Company’s legal counsel, at (949) 725-4117.

Very truly yours,

ACACIA RESEARCH CORPORATION

/s/ Clayton J. Haynes
Clayton J. Haynes
Chief Financial Officer and Treasurer